UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019.

 Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated March 14, 2019

2.	Press release dated March 14, 2019

3.	Press release dated March 14, 2019

Item 1

Convening Notice for Annual General Meeting of Shareholders

MILLICOM INTERNATIONAL CELLULAR S.A.

Registered Address:

2, Rue du Fort Bourbon

L-1249 Luxembourg, Grand-Duchy of Luxembourg

– R.C.S. Luxembourg: B 40.630 –

I.	NOTICE

The annual general meeting (“AGM”) of the shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom” or the “Company”) is hereby convened to be held at the Hotel Le Royal, 12 Boulevard Royal, 2449 Luxembourg (the “AGM Venue”), on Thursday, May 2, 2019 at 12:00 noon Central European Time ("CET").

To attend the AGM or vote by proxy, please follow the instructions in section IV: “Right to participate at the AGM”.

II.	AGENDA

The AGM will consider and vote on the agenda points listed below. Please, refer to section VIII: “Notes to the Agenda Points of the AGM” to find detailed information about these proposals.

1.	To elect the Chairman of the AGM and to empower him to appoint the other members of the bureau of the meeting. [Note]

2.	To receive the management reports of the Board of Directors (the “Board”) and the reports of the external auditor on the annual accounts and the consolidated accounts for the year ended December 31, 2018.

3.	To approve the annual accounts and the consolidated accounts for the year ended December 31, 2018.

4.	To allocate the results of the year ended December 31, 2018. [Notes]

5.	To approve the distribution by Millicom of a dividend of USD 2.64 per share to be paid in two equal installments on or around May 10, 2019 and November 12, 2019. [Note]

6.	To discharge all the Directors of Millicom for the performance of their mandates during the year ended December 31, 2018. [Note]

7.	To set the number of Directors at eight (8). [Note]

8.	To re-elect Mr. José Antonio Ríos García as a Director for a term ending on the annual general meeting to be held in 2020 (the "2020 AGM"). [Note]

9.	To re-elect Ms. Pernille Erenbjerg as a Director for a term ending on the 2020 AGM. [Note]

10.	To re-elect Ms. Janet Davidson as a Director for a term ending on the 2020 AGM. [Note]

11.	To re-elect Mr. Tomas Eliasson as a Director for a term ending on the 2020 AGM. [Note]

12.	To re-elect Mr. Odilon Almeida as a Director for a term ending on the 2020 AGM. [Note]

13.	To re-elect Mr. Lars-Åke Norling as a Director for a term ending on the 2020 AGM. [Note]

14.	To re-elect Mr. James Thompson as a Director for a term ending on the 2020 AGM. [Note]

15.	To elect Ms. Mercedes Johnson as a Director for a term ending on the 2020 AGM. [Note]

16.	To re-elect Mr. José Antonio Ríos García as Chairman of the Board for a term ending on the 2020 AGM. [Note]

17.	To approve the Directors’ remuneration for the period from the AGM to the 2020 AGM. [Note]

18.	To re-elect Ernst & Young S.A., Luxembourg as the external auditor for a term ending on the 2020 AGM and to approve the external auditor remuneration to be paid against approved account. [Note]

19.	To approve a procedure on the appointment of the Nomination Committee and its assignment. [Note]

20.	To approve the Share Repurchase Plan. [Note]

21.	To approve the guidelines for remuneration of senior management. [Note]

22.	To approve the share-based incentive plans for Millicom employees. [Note]

III.	KEY DATES

April 10, 2019	Deadline to propose additional items to the agenda
April 15 – April 18, 2019	Conversion stoppage
April 18, 2019	Voting Record Date
April 24, 2019	Deadline to submit proxies and notification forms
May 2, 2019	AGM
May 3, 2019	Ex-dividend date
April 30 – May 6, 2019	Conversion stoppage
May 6, 2019	First Installment Dividend Record Date

May 10, 2019	First Installment Dividend Payment Date
November 1- November 6, 2019	Conversion stoppage
November 5, 2019	Ex-dividend date
November 6, 2019	Second Installment Dividend Record Date
November 12, 2019	Second Installment Dividend Payment Date

IV.	RIGHT TO PARTICIPATE AT THE AGM

Only persons who are (1) holders of Millicom shares traded on the Nasdaq Stock Market in the US (“Nasdaq US”) under the ticker symbol TIGO, that are registered with the American Stock Transfer & Trust Company (“AST”), including those held by Cede & Co (“DTCC”), and (2) holders of SDRs traded on Nasdaq Stockholm under the ticker symbol TIGO SDB that are registered with Euroclear Sweden AB on April 18, 2019 (the "Voting Record Date") at 23.59 CET and who comply with the procedure below, are eligible to participate and vote at the AGM.1

Conversion stoppage. Conversions from SDRs into shares, and vice versa, will not be permitted from April 15, 2019 (included) up to and including April 18, 2019.

SDR holders who seek to convert their SDRs to shares, or vice versa, (which can be done in accordance with the procedures set out on Millicom’s website at https://www.millicom.com/media/3583/info-on-conversion-between-registered-millicom-shares-and-sdrs.pdf), should take into consideration the dates and times noted above.

1.	Holders of shares traded on the Nasdaq Stock Market in the US

Eligible shareholders

Participation at the AGM is reserved to shareholders duly registered with AST, including DTCC, on the Voting Record Date (as defined above) at 23.59 CET and in accordance with these procedures.

Beneficial owners. Beneficial owners of shares that are registered in the name of a nominee or broker (including nominees or brokers that hold shares through DTCC) have the right to instruct their nominee or broker on how to vote their shares on each item of the agenda, through a voter instruction form (“VIF”) or as may otherwise be established by the nominee or broker. Beneficial holders who wish to attend the AGM and vote directly, however, must request the broker that appears as a registered shareholder on the Voting Record Date to issue a legal proxy which allows the beneficial owner to vote

1 However, notwithstanding anything to the contrary herein, the Bureau of the AGM shall have the discretionary power to exceptionally accept the attendance and voting of a shareholder or SDR holder at the AGM, even if the relevant Notification or Proxy has a formal deficiency or was received after the above-mentioned deadlines.

his or her shares directly. Please note that beneficial owners who do not vote via their brokers/nominees or have a legal proxy are not eligible to vote.
Ways to participate

(i)         By proxy: the registered shareholder may submit the power of attorney form (“Shareholder Proxy Form”) containing their voting instructions; or

(ii)         In person: the registered shareholder may submit the notification of attendance form to attend the AGM in person (the “Shareholder Notification Form”).

Deadline to submit the Shareholder Proxy Form and Shareholder Notification Form
The applicable Shareholders Proxy Form or the Shareholder Notification Form must be received no later than April 24, 2019.
Channels to submit the Shareholder Proxy Form and the Shareholder Notification Form

1.   Online (only for the Shareholder Proxy Form): The Company has sent by post the invitation letter and the Shareholder Proxy Form to participate at the AGM. The Shareholder Proxy Form includes the individual control number to register online at https://east.proxyvote.com/pv/web so the shareholders can submit the Shareholder Proxy Form through this website.

If you consider that you are a shareholder eligible to participate in the AGM but you have not received the control number by post and you would like to submit your vote online, please contact Millicom at information@millicom.com

2.   By post: The Shareholder Proxy Form and the Shareholder Notification Form can be submitted by post. The original completed, dated and signed Shareholder Proxy Form or Shareholder Notification Form shall be mailed to the address provided in each form. Shareholders that choose to send the Shareholder Proxy Form or Shareholder Notification Form by post should first send a scanned copy to: information@millicom.com

3.   By e-mail (only for the Shareholder Notification Form): Download the Shareholder Notification Form from the Millicom Website: https://www.millicom.com/investors/agm-egm-notices/. Complete, date and sign the form using an electronic signature, and then send the signed form to: information@millicom.com

Shareholders can download the forms and all supporting documents at Millicom’s website: https://www.millicom.com/investors/agm-egm-notices/

Evidence of authority (for Shareholder Notification Forms only)
In case a shareholder is a legal entity, the Shareholder Notification Form must be signed by a duly authorized person and legally sufficient evidence of the signatory’s power of representation must be provided. The attendee will also need to bring original identification documentation (such as a passport).

2.	Holders of Swedish Depository Receipts (SDR) traded on Nasdaq Stockholm

Eligible SDR Holders

Participation at the AGM is reserved to SDR holders who are duly registered with Euroclear Sweden AB as of the Voting Record Date (as defined above) at 23.59 CET and in accordance with these procedures.

Re-registration. In order to exercise their rights at the AGM, SDR holders having registered their SDRs in the name of a nominee must temporarily re-register the SDRs in their own name in the records maintained by Euroclear Sweden AB. SDR holders wishing to re-register must inform their nominee well in advance of the Voting Record Date so that they appear on the records maintained by Euroclear Sweden AB at 23.59 CET on the Voting Record Date. Please note that SDR Holders who have not re-registered their SDRs with Euroclear Sweden AB by 23.59 CET on the Voting Record Date will not be eligible to participate in the AGM.

Ways to participate

(i)         By proxy: the registered SDR holder may submit the power of attorney form (“SDR Holder Proxy Form”) containing their voting instructions; or

(ii)        In person: the registered SDR holder may submit the SDR Holder notification of attendance form to attend the AGM in person (the “SDR Holder Notification Form”)

Deadline to submit the SDR Holder Proxy Form and SDR Holder Notification Form
The applicable SDR Holders Proxy Form or the SDR Holder Notification Form must be received no later than April 24, 2019.
Channels to submit the SDR Holder Proxy Form and the SDR Holder Notification Form

1.   Online (only the SDR Holder Proxy Form): The Company has sent by post the invitation letter to participate at the AGM. The invitation letter includes the individual pin code to register online at https://anmalan.vpc.se/Millicom/frmEntre.aspx so the SDR holders can submit through the website the SDR Holder Proxy Form.

If you consider that you are an SDR Holder eligible to participate in the AGM but have not received the invitation letter, and you would like to submit your vote online, please contact Euroclear at: millicom@euroclear.eu or by phone: +468-401 43 11 between 9-16 CET.

2.   By post: The SDR Holders Proxy Form and the SDR Holder Notification Form can be submitted by post. The original completed, dated and signed SDR Holder Proxy Form or the SDR Holder Notification Form shall be mailed to the address provided in each form.

SDR holders that choose to send the SDR Holder Proxy Form or SDR Holder Notification Form by post should first send a scanned copy to: millicom@euroclear.eu

3.   By e-mail (only for the SDR Holder Notification Form): Download the SDR Holder Notification Form from the Millicom Website: https://www.millicom.com/investors/agm-egm-notices/. Complete, date and sign the form using an electronic signature, and then send the signed form to: millicom@euroclear.eu

SDR holders can download the forms and all supporting documents at Millicom’s website: https://www.millicom.com/investors/agm-egm-notices/

Evidence of authority (for SDR Holder Notification Form only)
In case the SDR Holder is a legal entity, the SDR Holder Notification Form must be signed by a duly authorized person and legally sufficient evidence of the signatory’s power of representation must be provided. The attendee will also need to bring an original identification document (such as a passport).

V.	SHARE CAPITAL, QUORUM, AND MAJORITY

Millicom has 101,739,217 outstanding shares, each with a nominal value of USD 1.50 and each share is entitled to one vote. Millicom holds 747,102 shares in treasury. Voting rights attached to shares held in treasury are suspended by law.

There is no quorum of presence requirement for the AGM. The AGM agenda items are adopted by a simple majority of the shares present or represented.

VI.	RIGHT TO PROPOSE NEW ITEMS TO THE AGENDA

One or several shareholders representing, individually or collectively, at least 5% of the share capital of Millicom reserve the right to add additional items to the agenda of the AGM.

These rights shall be exercised in writing and submitted to Millicom by mail at Millicom’s Registered Address, attention: Company Secretary, or by e-mail to information@millicom.com, no later than April 10, 2019 and the revised agenda will be published by Millicom, no later than on April 17, 2019. Shareholder(s) requesting to add an item to the agenda must provide (i) a reason or motivation for such petition, and (ii) a draft of the resolution to be presented at the AGM. They must indicate the mail or e-mail address to which the acknowledgment of receipt of their request may be sent by Millicom within forty-eight (48) hours upon receipt of their request.

VII.	SUPPORTING DOCUMENTS AND INFORMATION

The following documents and information related to the AGM are available to shareholders at the Registered Address of Millicom and on Millicom's website:

-	this Convening Notice;

-	the Shareholder Proxy Form and the Shareholder Notification Form – Nasdaq US;

-	the SDR Holder Proxy Form and the SDR Holder Notification Form – Nasdaq Stockholm;

-	the draft resolutions of the AGM;

-     Millicom’s annual accounts and consolidated accounts for the year ended December 31, 2018, together with the management report(s) of the Board of Directors and the report(s) of the external auditor on the annual accounts and consolidated accounts;

-     U.S. General Federal Income Tax Considerations for U.S. holders of Millicom shares and SDRs;

-     the Nomination Committee's motivated statement explaining its proposals regarding the Board of Directors and information on the proposed Directors of Millicom;

-     the evaluation of the programs for variable remuneration to senior management and the current remuneration structure and levels of remuneration in Millicom.

Shareholders may also receive a copy of the above-mentioned documents by sending a request by mail to the Millicom Registered Address, attention: Company Secretary, or by e-mail to information@millicom.com

VIII.	NOTES TO THE AGENDA POINTS OF THE AGM

AGM – item 1: CHAIRMAN OF THE MEETING

Millicom's Nomination Committee proposes Mr. Alexander Koch, attorney at law (Avocat à la Cour/Rechtsanwalt), with professional address in Luxembourg, to preside over the AGM.

In the event of Mr. Alexander Koch’s absence, the Chairman of the Board – or in the absence of the Chairman of the Board, any member of the Board – shall be empowered to appoint from amongst the persons present at the meeting the individual that will preside over the AGM.

The Chairman of the AGM shall be empowered to appoint, from among the persons present at the meeting the other members of the bureau of the meeting (i.e., the Secretary and the Scrutineer).

AGM – items 4 and 5: RESULTS ALLOCATION AND PAYMENT INFORMATION FOR PROPOSED DIVIDEND

On a parent company basis, Millicom generated a profit of USD 910,552,729 for the year ended December 31, 2018. The Board proposes to allocate the results to unappropriated net profit.

The Board proposes the distribution of a dividend from unappropriated net profits of USD 2.64 per share to Millicom shareholders, in accordance with articles 21 and 23 of the Company’s articles of association, to be paid in two equal installments on or around May 10, 2019 and November 12, 2019, respectively.

Sufficient reserves. At December 31, 2018 Millicom had, after allocation of the 2018 profit, unappropriated net profit of USD 1,224,281,879. The annual accounts of Millicom for the year ended on December 31, 2018 show that Millicom has sufficient funds available, in accordance with applicable law, to distribute the proposed USD 2.64 dividend per share which represents an approximate aggregate dividend of USD 267 million. The Board of Directors confirms that, in the absence of losses incurred by Millicom as of January 1, 2019 reducing the said unappropriated net profits below an amount of USD 270 million, the total proposed dividend can be paid out of the unappropriated net profit available at the date of the AGM.

Tax. In accordance with Luxembourg income tax law, the payment of the dividend will be subject to a 15% withholding tax. Millicom will withhold the 15% withholding tax and pay this amount to the Luxembourg tax administration. The dividend will be paid net of withholding tax. However, a reduced withholding tax rate may be foreseen in a double tax treaty concluded between Luxembourg and the country of residence of the shareholder or an exemption may be available in cases where the Luxembourg withholding tax exemption regime conditions are fulfilled (e.g., for shareholdings held by corporations and representing at least 10% of the share capital or an acquisition cost of at least Euro 1.2 million for an uninterrupted period of at least 12 months, and subject to tax at a rate of at least 9% for shareholders located in a non-EU jurisdiction linked with a double tax treaty with Luxembourg). These shareholders should contact their advisors regarding the procedure and the deadline for a potential refund of the withholding tax from the Luxembourg tax administration.

The United States (“US”) Federal Income Tax Considerations for US holders of Millicom shares and Swedish Depository Receipts ("SDRs") can be found on Millicom’s website.

1.	First Installment Dividend Payment

1.1.	Eligible shareholders. The first installment of dividend payment will be paid to (i) shareholders who are registered in the US with AST (including DTCC), and (ii) SDR holders who are registered in Sweden with Euroclear Sweden AB, in either case on May 6, 2019 at 23.59 CET (the "First Installment Dividend Record Date").

1.2.	Conversion stoppage. Conversions from shares into SDRs and vice versa will not be permitted from April 30, 2019 up to and including May 6, 2019.

1.3.	Ex-Dividend Date. The ex-dividend date is on May 3, 2019. The last trading day on which shares and SDRs acquired will be eligible to receive the first installment of dividend payment, will be May 2, 2019. From May 3, 2019, any shares and SDRs acquired will not be eligible to receive the first installment dividend payment.

1.4.	Currency. Shareholders of shares registered with AST (including DTCC) will receive their dividends in USD. SDR holders will receive their dividends in SEK. Millicom shall arrange for the conversion of the dividends from USD to SEK. Such conversions shall be effected at the average exchange rate obtained during the conversion period which shall be from May 4, 2019 to May 9, 2019 (“First Installment Calculation Period”).

1.5.	Payment Date. The first installment of dividend payment is planned on or around May 10, 2019. Holders of SDRs will be paid by electronic transfer to bank accounts linked to their securities accounts. A dividend check will be sent to eligible shareholders registered in the US.

2.	Second Installment Dividend Payment

2.1.	Eligible shareholders. The second installment of dividend payment will be paid to (i) shareholders who are registered in the US with AST (including DTCC), and (ii) SDR holders who are registered in Sweden with Euroclear Sweden AB, on November 6, 2019 at 23.59 CET (the "Second Installment Dividend Record Date").

2.2.	Conversion stoppage. Conversions from shares into SDRs and vice versa will not be permitted from November 1, 2019 up to and including November 6, 2019.

2.3.	Ex-Dividend Date. The ex-dividend date is on November 5, 2019. The last trading day on which shares and SDRs acquired will be eligible to receive the second installment of dividend payment will be November 4, 2019. From November 5, 2019, any shares and SDRs acquired will not be eligible to receive the second installment of dividend payment.

2.4.	Currency. Shareholders of shares registered with AST (including DTCC) will receive their dividends in USD. SDR holders will receive their dividends in SEK. Millicom shall arrange for conversion of the dividend from USD to SEK. Such conversion shall be effected at the average exchange rate obtained during the conversion period from November 6, 2019 until November 9, 2019 (“Second Installment Calculation Period”).

2.5.	Payment Date. The second installment of dividend payments is planned on or around November 12, 2019. Holders of SDRs will be paid by electronic transfer to bank accounts linked to their securities accounts. A dividend check will be sent to eligible shareholders registered in the US.

AGM – item 6: DISCHARGE OF DIRECTORS FOR THEIR PERFORMANCE

To discharge of all the current and former Directors of Millicom who served at any point in time during the financial year ended December 31, 2018 for the performance of their mandates.

AGM – items 7-16: ELECTION OF THE DIRECTORS

The Nomination Committee proposes that the Board shall consist of eight (8) directors.

The Nomination Committee proposes that Mr. Odilon Almeida, Ms. Janet Davidson, Mr. Tomas Eliasson, Mr. José Antonio Ríos García, Mr. Lars-Åke Norling, Ms. Pernille Erenbjerg, and Mr. James Thompson be re-elected as Directors of Millicom for a term beginning at the AGM and ending at the 2020 AGM.

Mr. Roger Solé Rafols has declined re-election as a Director of Millicom.

The Nomination Committee proposes that Ms. Mercedes Johnson be elected as a Director of Millicom for a term beginning at the AGM and ending at the 2020 AGM.

The Nomination Committee, supported by the Board, proposes that Mr. José Antonio Ríos García be re-elected as Chairman of the Board for a term beginning at the AGM and ending at the 2020 AGM.

The Nomination Committee's motivated statement regarding the Board composition includes additional information about the proposed Directors and is available on Millicom's website.

AGM – item 17: DIRECTORS’ FEES

The Nomination Committee proposes compensation for the eight (8) Directors expected to serve until the 2020 AGM to comprise of: (i) cash-based compensation, and (ii) share-based compensation. The share-based compensation will be in the form of fully paid-up shares of Millicom common stock. Such shares will be provided from the Company’s treasury shares or alternatively issued within Millicom’s authorized share capital exclusively in exchange for allocation from the premium reserve (i.e., for nil consideration from the relevant Directors), in each case divided by the Millicom share closing price on the Nasdaq Stock Market in the US on May 6, 2019, provided that shares shall not be issued below the par value.

The Directors appointed to Board Committees will receive additional cash-based compensation for each assignment.

The Nomination Committee proposes the compensation for the period from the date of the AGM to the date of the 2020 AGM, as follows:

	Cash 2019/2020 (USD)	Shares 2019/2020 (USD)
Chairman of the Board (1)	100,000	200,000
Deputy Chairman (1)	75,000	150,000
Board Members (6)	50,000	100,000
Audit Committee Chairman (1)	45,000	-
Audit Committee Members (3)	22,500	-
Compensation Committee Chairman (1)	25,000	-
Compensation Committee Members (2)	12,500	-
Compliance and Business Conduct Committee Chairman (1)	25,000	-
Compliance and Business Conduct Committee Members (2)	12,500	-
Total:	687,500	950,000

In respect of Directors who do not serve an entire term from the AGM until the 2020 AGM, the fee-based and the share-based compensation will be pro-rated pro rata temporis.

AGM – item 18: ELECTION OF THE AUDITOR AND FEES

The Nomination Committee, in accordance with the recommendation of Millicom’s Audit Committee, proposes that Ernst & Young S.A., Luxembourg be re-elected as external auditor for a term ending at the 2020 AGM.

The proposal from the Nomination Committee, and recommendation from the Audit Committee, is based on a periodic evaluation of external audit firms, last conducted in 2012, with annual follow-up reviews.

The Nomination Committee proposes that the auditor remuneration shall be paid against approved account.

AGM – item 19: PROCEDURE ON APPOINTMENT OF THE NOMINATION COMMITTEE AND DETERMINATION OF THE ASSIGNMENT OF THE COMMITTEE

The Nomination Committee proposes that the work of preparing the following agenda items for the Annual General Meeting shall be performed by a Nomination Committee:

(i)	Item 1 To propose the Chairman of the Annual General Meeting;

(ii)	Item 7: To set the number of Director of the Board;

(iii)	Items 8 to 16: To propose candidates to be elected or re-elected as Directors and the term of their appointment;

(iv)	Item 17 To propose remuneration of the Directors;

(v)	Item 18 To propose election or re-election of the external auditor and its remuneration; and

(vi)	Item 19 To propose the procedure for the appointment of the Nomination Committee.

With respect to the procedure for the appointment of the Nomination Committee (Item 19), the Nomination Committee proposes the following process:

The Nomination Committee shall be formed in consultation with the largest shareholders as of the last business day of the month in which the Annual General Meeting was held. The Nomination Committee shall consist of at least three members, each appointed by one of the largest shareholders of Millicom which has chosen to appoint a member. The appointee of the largest shareholder shall act as the Nomination Committee’s convener, and the members of the Nomination Committee will appoint the Nomination Committee’s Chairman at their first meeting. The Chairman of the Board shall be invited to the Nomination Committee’s meetings as deemed appropriate by the Nomination Committee.

The Nomination Committee is appointed for a term of office commencing at the time of its formation and ending when a new Nomination Committee is formed. If a member resigns during the Nomination Committee’s term of office, the Nomination Committee can choose to appoint a new member. The shareholder that appointed the resigning member shall in such case be asked to appoint a new member, provided that the shareholder is still one of the largest shareholders of Millicom. If that shareholder declines participation on the Nomination Committee, the Nomination Committee may choose to ask the next largest qualified shareholder to participate. In the event of changes to the ownership structure of the Company, the Nomination Committee may choose to change its composition in order to ensure the Nomination Committee reflects the ownership of the Company. However, unless there are special circumstances, the composition of the Nomination Committee may remain unchanged following changes in the ownership structure of the Company that are either minor or occur less than three months prior to the Annual General Meeting.

The Nomination Committee shall have the right to receive, upon request, personnel resources, such as secretarial services from Millicom, and to charge Millicom with costs for recruitment consultants and related travel if deemed necessary.

AGM – item 20: SHARE REPURCHASE PLAN

The Board of Directors proposes that the meeting resolves on the Share Repurchase Plan:

20.1	To authorize the Board of Directors, at any time between May 2, 2019 and the day of the 2020 AGM, provided the required levels of distributable reserves are met by Millicom at that time, either directly or through a subsidiary or a third party, to engage in a share repurchase plan of Millicom's shares to be carried out for all purposes allowed or which would become authorized by the laws and regulations in force, and in particular the Luxembourg law of 10 August 1915 on commercial companies, as amended (the "1915 Law") (the "Share Repurchase Plan") by using its available cash reserves, in an amount not exceeding the lower of (i) five per cent (5%) of Millicom's outstanding share capital as of the date of the AGM (i.e., approximating a maximum of 5,086,960 shares corresponding to USD 7,630,440 in nominal value) or (ii) the then available amount of Millicom’s distributable reserves on a parent company basis, on the Nasdaq Stock Market in the US, Nasdaq Stockholm or any other recognized alternative trading platform, at an acquisition price which may not be less than SEK 50 per share (or USD equivalent) nor exceed the higher of (x) the published bid that is the highest current independent published bid on a given date or (y) the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved, provided, however, that when shares are repurchased, the price shall be within the registered interval for the share price prevailing at any time (the so called spread), that is, the interval between the highest buying rate and the lowest selling rate. The Board shall be able to resolve that repurchase of Millicom’s own shares shall be made within a repurchase program in accordance with Article 5 of the Commission's Regulation (EU) no 596/2014 and Rule 10b-18 pursuant to the U.S. Securities Exchange Act of 1934.

20.2	To approve the Board’s proposal to give joint authority to Millicom’s President and Chief Executive Officer, and the Chairman of the Board (at the time any such action is taken) to (i) decide, within the limits of the authorization set out in (20.1) above, the timing and conditions of any Millicom Share Repurchase Plan according to market conditions and (ii) give a mandate on behalf of Millicom to one or more designated broker-dealers to implement the Share Repurchase Plan.

20.3	To authorize Millicom, at the discretion of the Board, in the event the Share Repurchase Plan is done through a subsidiary or a third party, to purchase the bought back Millicom shares from such subsidiary or third party.

20.4	To authorize Millicom, at the discretion of the Board, to pay for the bought back Millicom shares using the then available reserves.

20.5	To authorize Millicom, at the discretion of the Board, to (i) transfer all or part of the purchased Millicom shares to employees of the Millicom Group in connection with any existing or future Millicom share-based incentive plan, and/or (ii) use the purchased shares as consideration for merger and acquisition purposes, including joint ventures and the buy-out of minority interests in Millicom’s subsidiaries or joint ventures, as the case may be, in accordance with the limits set out in Articles 430-15, 430-16, 430-17, 430-18 and 430-19 of the 1915 Law.

20.6	To further grant all powers to the Board with the option of sub-delegation to implement the above authorization, conclude all agreements, carry out all formalities and make all declarations with regard to all authorities and, generally, do all that is necessary for the execution of any decisions made in connection with this authorization.

The Board proposes that the meeting approve the Share Repurchase Plan and authorizes the Board, with the option to delegate, to acquire and dispose of Millicom's shares under the abovementioned Share Repurchase Plan as further detailed below.

a)	Objectives:

The Share Repurchase Plan will be carried out for all purposes allowed or which would become authorized by the laws and regulations in force, and in particular the 1915 Law. The Board shall be able to resolve that repurchase of Millicom’s own shares shall be made within a repurchase program in accordance with Article 5 of the Commission's Regulation (EU) no 596/2014 and Rule 10b-18 pursuant to the U.S. Securities Exchange Act of 1934.

The purpose of the Share Repurchase Plan will be in particular to reduce Millicom's share capital (in value or in the number of shares) or to meet obligations arising from any of the following:

(a)	debt financial instruments exchangeable into equity instruments;

(b)	employee share option programs or other allocations of shares to employees of Millicom or of an associate company; and

(c)	consideration for merger and acquisition purposes.

The transactions over the shares under the Share Repurchase Plan may be carried out by any means, on or off the market or by the use of derivative financial instruments, listed on a regulated stock exchange or transacted by mutual agreement subject to all applicable laws and stock exchange regulations.

b)	Maximum proportion of the share capital that may be repurchased

-	The maximum aggregate number of shares authorized to be purchased is an amount not exceeding the lower of (i) five per cent (5%) of Millicom's outstanding share capital as of the date of the AGM (i.e., approximating a maximum of 5,086,960 shares corresponding to USD 7,630,440 in nominal value) or (ii) the then available amount of Millicom’s distributable reserves on a parent company basis, on the Nasdaq Stock Market in the US, Nasdaq Stockholm or any other recognized alternative trading platform. The nominal value or, in the absence thereof, the accountable par value of the acquired shares, including shares previously acquired by Millicom and held by it (including the stakes held by other group companies referred to in Article 430-23 of the 1915 Law), and shares acquired by a person acting in his own name but on Millicom's behalf, may not exceed five per cent (5%) of the issued share capital, it being specified that (x) such limit applies to a number of shares that shall be, as necessary, adjusted in order to take into account transactions affecting the share capital following the AGM as further detailed under c) below, (y) that the acquisitions carried out by Millicom may in no event cause it to hold, directly or indirectly, more than five per cent (5%) of the share capital, and (z) the aggregate amount that Millicom may assign to the buyback of its own shares shall be set in accordance with the provisions of the 1915 Law.

-	The acquisitions may not have the effect of reducing Millicom's net assets below the amount of the subscribed share capital plus those reserves, which may not be distributed under the law or the articles of association of the Company.

-	Only fully paid-up shares may be included in the transactions.

c)	Price and volume considerations

The minimum and maximum purchase prices at which Millicom may repurchase its shares shall be set at:

-	Minimum repurchase price: SEK 50 (or USD equivalent)

-	Maximum repurchase price not to exceed the higher of: (i) the published bid that is the highest current independent published bid on a given date or (ii) the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved.

The AGM shall grant all powers to the Board to proceed with unit price adjustments and the maximum number of securities to be acquired in proportion to the variation in the number of shares or their nominal value resulting from possible financial operations by Millicom, such as but not limited to, capital increase by incorporation of reserves and free allocation of shares or in case of splitting or regrouping of shares et seq.

Any transaction undertaken by Millicom under the Share Repurchase Plan as to price and volume will be undertaken in accordance with all legal and stock exchange requirements. The aforementioned includes inter alia that, when shares are repurchased on the Nasdaq Stockholm, the price shall be within the registered interval for the share price prevailing at any time (the so called spread), that is, the interval between the highest buying rate and the lowest selling rate. In addition, any shares repurchased shall be repurchased in compliance with Rule 10b-18 pursuant to the U.S. Securities Exchange Act of 1934.

d)	Duration

Such a Share Repurchase Plan will start no earlier than May 2, 2019 and end no later than at the earliest of (i) the 2020 AGM, (ii) the moment when the aggregate value of shares repurchased by Millicom since the start of this Share Repurchase Plan reaches the limits indicated under (b) above, (iii) the moment when Millicom' shareholding (including the stakes held by other group companies referred to in Article 430-23 of the 1915 Law and shares acquired by a person acting in his own name but on Millicom's behalf) reaches ten per cent (10%) of the subscribed share capital in accordance with Article 430-15 (1) of the 1915 Law or (iv) within eighteen months as of the date of the AGM.

This Share Repurchase Plan supersedes and replaces all other previous share repurchase plans of Millicom which are therefore deemed cancelled.

AGM – item 21: GUIDELINES FOR REMUNERATION TO SENIOR MANAGEMENT

The Board proposes that the Annual General Meeting resolves on the following guidelines for remuneration and other employment terms for the senior management for the period up to the 2020 AGM.

Compensation guidelines

The objectives of the guidelines are:

•	to ensure that Millicom can attract, motivate and retain senior management, within the context of Millicom’s international talent pool, which consists of Telecommunications, Media & FMCG companies;

•	to create incentives for senior management to execute strategic plans and deliver excellent operating results with an emphasis on rewarding growth; and

•	to align the incentives of senior management with the interests of shareholders, including requiring substantial share ownership by all senior management.

Compensation shall be based on conditions that are market competitive in the United States and Europe and shall consist of a fixed salary and variable compensation, including the possibility of participation in share-based incentive programs and pension schemes. These components shall create a well-balanced compensation reflecting individual performance and responsibility, both short-term and long-term, and Millicom’s overall performance.

(i) Base salary

Senior management base salary shall be competitive and based on individual responsibilities and performance.

(ii) Variable remuneration

The senior management may receive variable remuneration in addition to base salary. The variable remuneration consists of (a) a Short-term Incentive Plan (“STI”) and (b) a Long-term Incentive Plan (“LTI”).

The amounts and percentages for variable remuneration are based on pre-established goals and targets relating to the performance of both Millicom and individual employees and are intended to be competitive as part of a total compensation package.

(a)	Short-term Incentive Plan (“STI”)

The STI consists of two components: a cash bonus and a restricted share-based component (the Deferred Share Plan, or “DSP”). For certain of our operations, the deferred share component is calculated as deferred cash. The structure of the STI, including measures, achievement payouts and share vesting periods, align Millicom’s Global Senior Management (as defined below) with shareholders and with peer companies in Millicom’s international talent pool. The design of the STI for 2019 is the same as the design in 2018.

The performance measures are: (i) Service Revenue (20%), (ii) EBITDA (earnings before interest, tax, depreciation and amortization) (20%), (iii) OFCF (operating free cash flow) 20%, (iv) Net Promoter Score (NPS) 10%, and (v) Personal Performance (30%). The financial performance measures are aligned with the 2019 medium-term guidance published by the Company on February 7, 2019.

The DSP seeks to attract and retain management and high-potential employees, by rewarding for past performance and incentivizing longer-term service. It is part of Millicom’s short-term incentive program and as such the Board deems that pro rata vesting (30%/30%/40%) over a three-year period is reasonable in order to achieve the objectives of Millicom’s overall compensation and reward strategy.

Eligibility

Eligibility for participation in the DSP component of the STI is limited to members of Millicom’s Global Senior Management, which comprises the CEO, the Executive Vice Presidents (“EVPs”), Corporate Vice Presidents (“VPs”), Corporate Directors, Country General Managers (“GM”) and Country-based Directors reporting directly to Country General Managers (GM-1). Additionally, employees designated as being “key talents” or having “critical skills” may be nominated to participate in the DSP (the “DSP Participants”). Currently, 300 individuals are included in this group. Other employees participate in the STI and receive a cash bonus, but do not participate in the DSP.

2019 DSP (based on 2018 performance)

Information on the 2019 DSP, including performance measures and payout scales (based on performance in 2018), and the number of share awards to be granted, are described in agenda item 22 below.

2020 DSP (based on 2019 performance)

Millicom has maintained the same design for the 2020 DSP. The 2020 DSP share awards will vest (subject to the participant still being employed by Millicom) 30% in Q1 2021, 30% in Q1 2022 and 40% in Q1 2023. The 2020 DSP will be presented for approval at the 2020 AGM, once all final details, including maximum number of share awards to be issued, are known.

(b)	Long-term Incentive Plan (“LTI”)

The LTI consists of a performance based share-based plan (“PSP”) whereby share awards granted vest 100% at the end of a three-year period, subject to performance conditions. The PSP seeks to complement and support Millicom’s long-term business view and strategy by focusing decision-making on the medium to longer-term; and encouraging significant personal ownership of Millicom shares by senior management. The design of the LTI for 2019 is the same as the design in 2018.

The performance conditions are: (i) OFCF, with a specific 3 year CAGR target (50%), (ii) Service Revenue, with a specific 3-year CAGR target (25%), and (iii) Relative Total Shareholder Return (“TSR”) vis-a-vis a peer group of companies (25%). For certain of our operations, this award is calculated as deferred cash, and the two components are OFCF and Service Revenue, each with a 50% weight. The Service Revenue and OFCF measures are aligned with the 2019 medium-term guidance published on February 7, 2019.

PSP share awards will vest, subject to achievement of the performance conditions, at the end of a three-year period ending ten trading days after the earnings release in Q1 of 2022.

Eligibility

Eligibility for participation in the LTI is limited to members of Millicom’s Global Executive Management, which is defined by Millicom’s internal role grading structure and consists of the CEO, EVPs, VPs and GMs. Currently, 49 individuals are included in this group.

2019 PSP (based on 2019-2021 performance)

Information on the 2019 PSP, including performance measures and payout scales (based on performance from 2019 to 2021), and the number of share awards to be granted, is included in agenda item 22 below.

(iii) Other benefits

Other benefits can include, for example, a car allowance, medical coverage and, in limited cases, while on an expat assignment, housing allowance, school fees, home leave and other travel expenses.

(iv) Pension

The Global Senior Management are eligible to participate in a global pension plan which also covers death and disability insurance. The global pension plan is secured through premiums paid to insurance companies.

Notice of termination and severance pay

If the employment of Millicom’s most senior management is terminated, a notice period of up to 12 months could potentially apply.

Deviations from the guidelines

In special circumstances, the Board may deviate from the above guidelines, for example additional variable remuneration in the case of exceptional performance.

AGM – item 22: SHARE-BASED INCENTIVE PLANS

As outlined in the proposed guidelines for remuneration under agenda item 21 above (and the corresponding guidelines approved at the 2018 AGM), variable compensation includes the following share-based incentive plans:

(i) a short-term Deferred Shares Plan (DSP), and

(ii) a three-year Performance Share Plan (PSP).

The Board proposes that the meeting resolves to approve the 2019 DSP, the 2019 PSP and the granting of share awards under both plans, both as further described below.

Governance of the Plans

The Board or the Compensation Committee is responsible for preparing the detailed terms and conditions of the share-based compensation plans, in accordance with the terms and guidelines set out herein. In connection therewith, the Board shall be entitled to make adjustments to meet foreign regulations or market conditions, and, in connection with delivery of shares to participants, offer share settlement in order to cover the participant’s tax costs upon vesting.

The Board also may make certain other adjustments, including deciding to reduce the delivery of shares for all participants, or for certain categories of participants, covered by the 2019 PSP and 2019 DSP, if material changes occur within the Millicom or in the market that, in the Board's assessment, mean that the terms and conditions for the allotment of shares under the plans no longer fulfil the main objectives of the plans.

The Compensation Committee of the Board of Millicom determines when an offer for the grant of share awards shall be made, the eligible employees to whom such offer shall be made and the terms governing the offer for the grant of share awards in accordance with the principles adopted by the AGM. The Compensation Committee shall also have the right to resolve on more detailed terms and conditions in accordance with the principles adopted by the AGM.

Preparation of the Proposal

Millicom's Compensation Committee has prepared the 2019 DSP and the 2019 PSP in consultation with external advisors. The plans have been reviewed at meetings of the Board in late 2018 and in the first months of 2019.

(i) Proposed 2019 DSP (based on 2018 performance)

In Q1 2019, share awards are granted under the 2019 DSP as part of the 2018 STI. The maximum number of shares that may vest under the 2019 DSP will be 297,856, representing approximately 0.29% of the outstanding shares and 0.29% of the outstanding votes. Each share award granted as part of the 2019 DSP, part of the 2018 STI, carries a non-transferable right to receive one share in Millicom on the relevant vesting date. Eligibility for participation in the 2019 DSP is described in item 21.

Payment / vesting

If the AGM approves the 2019 DSP, and thereby the granting of share awards to the DSP Participants, the STI is paid 50% in cash and 50% in DSP shares. For employees not participating in the DSP, or to the extent that the DSP is not approved by the AGM, the STI (including the portion that would have been provided as shares) will be a cash bonus. The share awards will vest (generally subject to the participant still being employed by Millicom) 30% in Q1 2020, 30% in Q1 2021 and 40% in Q1 2022.

Calculation

STI compensation is based on the following formula:

Employee’s base salary X a pre-determined % of base salary X plan performance.

Plan performance is determined as a percentage achievement of financial, non-financial and personal performance measures, applied to a payout scale (with a 95% performance level minimum for each financial measure).

Performance measures (based on 2018 performance) and payout scale

Performance measures and weightings: (i) Service revenue (20%), (ii) EBITDA (earnings before interest, tax, depreciation and amortization) (20%), (iii) OFCF (operating free cash flow) 20%, (iv) net promoter score (NPS) 10%, and (v) personal performance (30%).

The performance measures are based on the extent to which the 2018 targets (Group, regional, or Country level as applicable to each individual) are achieved, in accordance with a linear payout scale providing for a zero payout for achievement less than 95%, a 100% payout for 100% achievement and a 200% payout for 110% or more achievement.

The personal performance measures are based on the rating scale below.

Performance rating	Does not meet	Partially meets	Meets	Exceeds	Exceptionally Exceeds
Payout	0	15% on cash component. 0 on shares component	30%	45%	60%

(ii) Proposed 2019 PSP

In Q1 2019 share awards are granted under the 2019 PSP (2019 LTI). The maximum number of shares that may vest under the 2019 PSP will be 523,926, representing approximately 0.51% of the outstanding shares and 0.52% of the outstanding votes. Each share award granted as part of the 2019 PSP, part of the 2019 LTI, carries a non-transferable right to receive one share in Millicom on the relevant vesting date. Eligibility for participation in the 2019 PSP is described in item 21.

Payment / vesting

One hundred percent of the share awards will vest after a three-year vesting period, in Q1 2022, subject to a number of shareholder return and company performance criteria over the three-year period and the participant still being employed by Millicom at the time of vesting. The target number of share awards is calculated as a percentage of the annual base salary of each participant on January 1, 2019.

Calculation

The target number of PSP share awards per participant ranges from 35% of salary to 400% (for the CEO) of base annual salary (as of January 1, 2019) as follows:

Seniority	% of base annual salary (range)
Country General Managers and Corporate Vice Presidents	35%-60%
CEO and Executive Management Team	100%-400%

Performance measures

Each PSP share award will vest as one Millicom share, subject to the following performance conditions over a three-year period from March 1, 2019 to February 28, 2022 (the "PSP Performance Period"):

Performance measure	% of the PSP
Operating Free Cash Flow (“OFCF”), with a specific 3-year CAGR target	50%
Service Revenue, with a specific 3-year CAGR target	25%
Relative Total Shareholder Return (“TSR”) vis-a-vis a peer group* of companies.	25%

* The peer group used for assessment of the Relative Total Shareholder Return consists of America Movil, TIM Brazil, TEF Brazil, Entel Chile, Liberty Latin America, Telecom Argentina, Grupo Televisa, and Megacable.

Payout Scales & Vesting

The following linear payout scale is applied to the OFCF and Service Revenue performance measures, with a zero payout for achievement less than 80%, a 100% payout for 100% achievement (“Target”) and a 200% payout for 120% or more achievement (“Maximum”):

OFCF and Service Revenue achievement	<80%	90%	95%	100%	105%	110%	115%	120%
Payout	0	50%	75%	100%	125%	150%	175%	200%

The following linear payout scale is applied to the Relative TSR performance measure:

Relative TSR (median)	<100%	100%	105%	110%	115%	120%
Payout	0	100%	125%	150%	175%	200%

In addition, participants who receive a ‘does not meet’ performance rating are not eligible to participate in the PSP in the following year.

Share ownership requirements

Participants in the PSP are subject to Millicom’s Share Ownership Policy, which requires them to hold all shares vested (post tax) under either the PSP or the DSP and maintain the following minimum levels of share ownership:

Seniority	% of base annual salary
CEO	400%
CFO and Senior EVPs	200%
EVPs	100%
Other participants	50%

Accounting, cost and maximum number of shares

Both the DSP and PSP are accounted for in accordance with IFRS 2, which requires the cost of share awards to be recorded as employee costs in the income statement over the vesting period, based on the number of shares expected to vest and the fair value of those shares. Elements specific to each plan are as follows:

(i) 2019 DSP

No expense is recognized for DSP share awards that do not ultimately vest. Vesting of the shares is not dependent on market conditions. The number of shares that may vest, approximate cost and percentage of outstanding shares (based on a share price on March 5, 2019 of USD 59.79) are as follows:

	Shares that may vest	Approximate cumulative three-year cost (SEK)	Approximate cumulative three-year cost (USD)	% of outstanding shares
At Maximum	297,856	166 million	18 million	0.29%

The costs and dilution are expected to have only a marginal effect on key ratios of Millicom.

Information about the outcome of the 2019 DSP will be presented in Millicom’s 2022 Annual Report.

(ii) 2019 PSP

No expense is recognized for share awards that do not ultimately vest, except for PSP share awards where vesting is conditional upon a market condition which are treated as vested regardless of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied.

The cost of the 2019 PSP is allocated over the vesting period and is calculated in two distinct components as follows:

1)	As the TSR measure is based on market conditions, the fair value of the shares in the PSP requires adjustment for future market-based conditions. For this, a specific valuation was performed on the grant date based on the probability of the TSR conditions being met (including the extent to which they are expected to be met) and the expected payout based upon leaving conditions.

2)	The Service Revenue and OFCF performance components are non-market measures which are considered together with a leaving (forfeiture) estimate and based initially on a target fulfilment expectation.

The number of shares that may vest, approximate cost and percentage of outstanding shares (based on a share price on March 5, 2019 of USD 59.79) are as follows:

	Shares that may vest	Approximate cumulative three-year cost (SEK)	Approximate cumulative three-year cost (USD)	% of outstanding shares
At Target	261,963	142 million	15.3 million	0.26%
At Maximum	523,926	284 million	30.6 million	0.51%

The reference share price related to the market conditions for the PSP is USD 53.91. The reference price for the non-market measure is USD 59.79.

Cost and dilution are expected to have only a marginal effect on key ratios of Millicom.

The outcome of the 2019 PSP will be presented in Millicom’s 2022 Annual Report.

Hedging arrangements and delivery of shares

The undertaking to deliver shares to the participants in the 2018 DSP and 2019 PSP will be fulfilled either by Millicom transferring its own treasury shares or, if required, by acquiring and transferring shares or issuing new shares.

Delivery of shares, subject to the terms of conditions of the plans, will be made free of charge.

Information regarding other incentive programs in Millicom

Please refer to the 2018 Annual Report and the company's website www.millicom.com, for further information regarding all Millicom's on-going share or share price-related incentive programs.

The personal data of SDR holders and shareholders collected from the SDR/share register, notification of attendance to the AGM as well as information regarding representatives and advisors will be used for registration, drawing up of voting list for the AGM and, where applicable, minutes from the AGM. The personal data will be processed in accordance with the General Data Protection Regulation (Regulation (EU) 2016/679 of the European Parliament and of the Council) in force as of May 25, 2018.

The Board of Directors

March 14, 2019

For more information, please contact:

AGM Enquiries Patrick Gill, Company Secretary +352 27 759 021 Maria Florencia Maiori, Corporate Governance Manager +44 (0) 203 2492 100 information@millicom.com

Press: Vivian Kobeh, Corporate Communications Director +1 305 476 7352 / +1 305 302 2858 press@millicom.com	Investors: Michel Morin, VP Investor Relations +352 277 59094 investors@millicom.com Mauricio Pinzon, Investor Relations Manager Tel: +44 20 3249 2460 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 48 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular SA is headquartered in Luxembourg.

Item 2

The Millicom Nomination Committee’s proposal for Board of Directors

Luxembourg, March 14th, 2019 – In advance of the Annual General Meeting of shareholders (“AGM”) of Millicom International Cellular S.A. (“Millicom”) to be held on May 2nd, 2019, Millicom’s Nomination Committee proposes the election of Mercedes Johnson as a new Director of the Board, the re-election of José Antonio Rios García, Odilon Almeida, Janet Davidson, Tomas Eliasson, Pernille Erenbjerg, Lars-Åke Norling and James Thompson as Directors of the Board and the re-election of José Antonio Rios García as Chairman of the Board. Roger Solé Rafols has decided not to seek re-election.

Mercedes Johnson currently serves on the Boards of three NASDAQ or NYSE listed technology companies – Synopsys, a provider of solutions for designing and verifying advanced silicon chips, Teradyne, a developer and supplier of automated semiconductor test equipment, and Juniper Networks, a multinational developer of networking products. During her executive career, Mercedes held positions such as Chief Financial Officer of Avago Technologies (now Broadcom) and Chief Financial Officer of LAM Research Corporation. Mercedes holds a degree in Accounting from the University of Buenos Aires.

Cristina Stenbeck, Chairman of the Nomination Committee, commented: “The Nomination Committee is pleased to propose the election of Mercedes Johnson as a new Board Director. Mercedes will bring a wealth of experience from her current and previous Board, Audit Committee and Chief Financial Officer roles at publicly listed U.S. multinational corporations. The Nomination Committee is particularly appreciative that Mercedes has agreed to serve on the Board’s Audit Committee, as Millicom continues its Latin American growth journey as a U.S. listed company.”

José Antonio Rios García, Chairman of the Board, added: “On behalf of the Board, the management team, and all shareholders, I would like to extend our gratitude to Roger Solé Rafols for his contribution during his two years on the Millicom Board.”

The Nomination Committee’s full proposals are presented in the notice to Millicom’s AGM, to be held on May 2nd, 2019. The Nomination Committee ahead of the 2019 AGM comprised Cristina Stenbeck, appointed by Kinnevik AB; John Hernander, appointed by Nordea Funds; and Scott Cobb, appointed by Southeastern Asset Management.

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 305 476 7352 / +1 305 302 2858 press@millicom.com	Investors: Michel Morin, VP Investor Relations +352 277 59094 investors@millicom.com Mauricio Pinzon, Investor Relations Manager Tel: +44 20 3249 2460 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 48 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular SA is headquartered in Luxembourg.

Item 3

Amended Millicom Nomination Committee

Stockholm, 14 March 2019 – The Nomination Committee of Millicom International Cellular S.A. ("Millicom") has resolved to amend its composition. The Nomination Committee now consists of Georgi Ganev, appointed by Kinnevik AB; John Hernander, appointed by Nordea Funds; and Daniel Sievers, appointed by Fiduciary Management, Inc.

The three members of the Nomination Committee have been appointed by shareholders that jointly represent approximately 45 percent of the total shares in Millicom. The members of the Nomination Committee will appoint a Committee Chairman at their first meeting.

Information about the work of the Nomination Committee can be found on Millicom’s website, www.millicom.com. Shareholders wishing to propose candidates for election to the Board of Directors of Millicom should submit their proposal in writing to the Company Secretary, Millicom International Cellular SA, 2 rue du Fort Bourbon, BP 2312 L-1249 Luxembourg, Luxembourg.

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 305 476 7352 / +1 305 302 2858 press@millicom.com	Investors: Michel Morin, VP Investor Relations +352 277 59094 investors@millicom.com Mauricio Pinzon, Investor Relations Manager Tel: +44 20 3249 2460 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 48 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular SA is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: March 14, 2019